EXHIBIT 21.1

Name of Subsidiary	State of Incorporation
Camelot Care Corporation	Delaware

Cypress Management Services, Inc.	Florida

Family Preservation Services, Inc.	Virginia

Family Preservation Services of Florida, Inc.	Florida

Family Preservation Services of North Carolina, Inc.	North Carolina

Family Preservation Services of West Virginia, Inc.	West Virginia

Providence of Arizona, Inc.	Arizona

Providence Service Corporation of Delaware	Delaware

Providence Service Corporation of Maine	Maine

Providence Service Corporation of Oklahoma	Oklahoma

Providence Service Corporation of Texas	Texas

Rio Grande Management Company, LLC	Arizona

Family Preservation Services of Washington DC	District of Columbia

Dockside Services, Inc.	Indiana

Pottsville Behavioral Counselling Group, Inc.	Pennsylvania

Aspen MSO, LLC dba Aspen Community Services	California

College Community Services	California

Choices Group, Inc.	Delaware

Providence Management Corporation of Florida	Florida